Home is where the care is.



National Home Health Care Corp.

2004 Annual Report

about the company

National Home Health Care Corp. is a provider of home health care services in the northeast region. Through its subsidiary in New York, the Company provides paraprofessional services in Southern New York State. Through its subsidiaries in Connecticut, the Company provides a wide variety of skilled nursing, paraprofessional and staffing services throughout the state. Through its subsidiary in New Jersey, the Company provides paraprofessional services in Northern New Jersey. Through its subsidiary in Massachusetts, the Company provides skilled nursing and paraprofessional services throughout the state. The Company, which is headquartered in Scarsdale, New York, currently has approximately 3,350 full and part-time employees.


Revenue
(dollars in millions)
$82.2
$94.6
'02
'03
'04


Income from Operations
(dollars in millions)
$8.4
$7.6
'02
'03
'04


Net Income
(dollars in millions)
$4.7
'02
'03
'04

selected financial data

Fiscal Years Ended July 31,	2004	2003	2002	2001	2000
Statement of Operations Data:					
Revenue	$94,592,000	$97,235,000	$82,172,000	$74,492,000	$55,574,000
Operating expenses	86,975,000	87,694,000	73,792,000	67,804,000	51,247,000
Income from operations	7,617,000	9,541,000	8,380,000	6,688,000	4,327,000
Other income:					
Interest income	143,000	143,000	227,000	216,000	220,000
Gain from sale of stock of equity investee	—	—	—	—	1,602,000
Income before income taxes	7,760,000	9,684,000	8,607,000	6,904,000	6,149,000
Provision for income taxes	3,040,000	3,901,000	3,336,000	2,704,000	2,058,000
Net income	4,720,000	5,783,000	5,271,000	4,200,000	4,091,000
Diluted net income per share of common stock	$ 0.83	$ 1.01	$ 0.91	$ 0.75	$ 0.74
Balance Sheet Data:					
Total assets	53,486,000	48,473,000	43,512,000	37,250,000	30,856,000
Working capital	35,169,000	29,551,000	28,232,000	22,138,000	19,312,000
Retained earnings	26,342,000	21,622,000	15,839,000	14,784,000	12,274,000
Stockholders' equity	49,039,000	43,866,000	38,679,000	32,584,000	28,486,000

stock market information

National Home Health Care Corp. trades on the Nasdaq Stock Market under the symbol NHHC. The following table sets forth the high and low bid prices of the Company's Common Stock during the fiscal periods indicated as reported by Nasdaq.

2004	High	Low	2003	High	Low
First Quarter	$10.40	$6.67	First Quarter	$10.93	$8.25
Second Quarter	$11.09	$8.29	Second Quarter	$10.90	$7.82
Third Quarter	$12.28	$9.51	Third Quarter	$10.34	$6.35
Fourth Quarter	$11.75	$9.11	Fourth Quarter	$ 7.83	$6.50

Holders

There were approximately 161 holders of record of the Company's Common Stock as of October 22, 2004, excluding certain beneficial holders that own their shares in street name, but including each firm which holds shares on behalf of such beneficial owners.

Dividends

The Company has not declared or paid cash dividends for the last two fiscal years. The Board of Directors of the Company did declare a cash dividend of $0.075 per share of Common Stock in the fiscal quarter ending October 31, 2004. The Company anticipates that this amount will be paid as a quarterly dividend going forward, subject to the Board's discretion, based on the Company's cash requirements.

letter to our stockholders



Fiscal 2004 was a very challenging year for National Home Health Care Corp. The Company was again successful in achieving strong financial results. Revenue for the fiscal year was $94,592,000 and income from operations was $7,617,000, representing an 8% operating margin. Fiscal 2004 net income was $4,720,000, or $.83 per share. These results compare with revenue of $97,235,000, income from operations of $9,541,000 and a 9.8% operating margin for fiscal 2003. Fiscal 2003 net income was $5,783,000, or $1.01 per share. The decline in revenue, income from operations and net income from fiscal 2003 was primarily attributable to the substantial decline in Medicaid reimbursement rates for certain nursing services in Connecticut that was effective in May 2003.

At July 31, 2004, the Company had cash and cash equivalents of $20,185,000, total current assets of $39,616,000 and total liabilities of $4,447,000. Over the past three-year period, the Company's working capital has increased from $22,138,000 at July 31, 2001 to $35,169,000 at July 31, 2004. In October 2003, the Company renewed its $7,500,000 secured committed line of credit with its bank. In June 2004, the Board of Directors extended the Company's program to repurchase its Common Stock for an additional year. The extension of the stock repurchase program reflects the Company's strong financial position and management's confidence in the Company's long-term prospects. In addition, on October 2, 2004, the Company announced that its Board of Directors declared a cash dividend of $.075 per share on its common stock, payable November 5, 2004 to holders of record of its outstanding common stock on October 22, 2004. The Board of Directors anticipates declaring a regular cash dividend on a going forward basis, subject to the Board's discretion based upon the Company's future cash requirements.

The Company faced a number of obstacles during the past fiscal year. In October 2003, our Connecticut home health care subsidiary received a subpoena in an investigation into possible violations of certain federal health care laws. In November 2003, the President of Health Acquisition Corp., our New York home health care subsidiary, passed away. Lastly, although the Company identified several potential acquisition candidates to further its strategic business plan, no acquisitions were completed during fiscal 2004. On October 6, 2004, the Company through a subsidiary in Connecticut, acquired certain assets from On Duty Metropolitan Connecticut, LLC ("On Duty"). Revenue for the last twelve months for On Duty was approximately $3,000,000. The acquisition complements the Company's existing operations in Connecticut and expands its market share in the state.

The Company is pleased to report that its operations in Massachusetts, Connecticut and New

To our **dedicated** health care personnel and administrative employees that continue to make our Company a **success,** we are again most **grateful.**

Jersey made positive strides during fiscal 2004. Our Massachusetts home health care subsidiary experienced a 30.8% increase in revenue over fiscal 2003, as it expanded its Medicare certified operations in the state. Our New Jersey home health care subsidiary experienced a 16.4% increase in revenue over fiscal 2003, as it was able to capture additional markets within its geographic operations. Our Connecticut home health care subsidiary was able to secure additional contracts and referral sources, despite the ongoing investigation mentioned above.

During fiscal 2004, the Company evaluated the operations of its supplemental staffing operations in New York and New Jersey. As a result of experiencing continued declining operating margins and the uncertainty of payment from its vendors, the Company decided to exit these markets during fiscal 2004. In addition, Health Acquisition Corp. exited the Suffolk County, New York home health care market during the fiscal year, as a result of shrinking operating margins. In April 2004, Health Acquisition Corp. and AFSCME District 1707 concluded negotiations on an initial three-year labor contract that became effective May 1, 2004. The Company does not believe that the labor contract will have a material adverse effect on the Company's future results of operations or financial condition.

The Company is dependent on reimbursement by third-party payors. Medicare and Medicaid accounted for approximately 48% of the Company's consolidated 2004 revenues. In May 2003, the Connecticut Department of Social Services substantially decreased its Medicaid rates for certain nursing visits by approximately 39%. In April 2004, these same rates were increased approximately 9%. In addition, the Company stated last year that legislation had been proposed in the state of New Jersey that would have changed the delivery of home health aide services to Medicaid beneficiaries. We are pleased to state that the proposed change was subsequently defeated. Other than the change in Medicaid rates in Connecticut, there were no material changes in Medicaid reimbursement affecting any operations of the Company during fiscal 2004.

The Company continues to rely significantly on its ability to attract and retain caregivers who possess the skill, experience and licenses necessary to meet the requirements of the Company's customers and referral sources. In addition, the aftermath of September 11, 2001 has continued to have a negative effect on our business, through increases in all of our liability coverages, workers' compensation premiums, health insurance premiums and unemployment taxes. Lastly, as a public company, we will have to comply with all aspects of the Sarbanes-Oxley Act, including 404 compliance, which will substantially increase our professional fees in the upcoming fiscal year.

The Company remains committed to taking on all the challenges that exist within the home health care industry. Financially, the Company remains very strong. As always, management will continue to seek and take advantage of opportunities as they become available.

Sincerely,

Steven Fialkow
President & Chief Executive Officer

We hope to continue our **strategic** business plan of becoming one of the **largest** providers of home health care services in the northeast.



Management's Discussion

and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Annual Report contains certain forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "project," "anticipate," "continue," or similar terms, variations of those terms or the negative of those terms. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's filings with the United States Securities and Exchange Commission ("SEC"), including the Company's Annual Report on Form 10-K, the Company's Quarterly Reports on Form 10-Q and other filings and releases. These include but are not limited to risks and uncertainties relating to whether the Company can identify, consummate and integrate on favorable terms acquisitions or market penetrations; market acceptance; pricing and demand for the Company's services; changing regulatory environment; changing economic conditions; whether the Company can attract and retain qualified personnel; ability to manage the Company's growth; and other risks detailed in the Company's filings with the SEC.

General

The following discussion and analysis provides information which the Company's management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes appearing elsewhere herein.

The Company is subject to external factors that could significantly impact its business, including potential reductions in reimbursement rates by Medicare, Medicaid and other third-party payers for the Company's services, retroactive adjustments due to prior year audits, reviews and investigations, government fraud and abuse initiatives and other such factors that are beyond the control of the Company. These factors could cause future results to differ materially from historical results.

As a Medicaid provider, the Company is subject to routine, unscheduled audits. These audits may result in the application of a statistically-derived adjustment factor to the Company's revenues, which may have an adverse impact on the Company's result of operations. Although the audits to date have not resulted in any material adjustments, such audits were conducted at a time when the Company had significantly lower Medicaid revenues. There can be no assurance that future Medicaid audits will not have a material adverse impact on the Company.

The Impact of the Balanced Budget Act

The Balanced Budget Act was signed into law in August 1997. The Act made significant changes in the reimbursement system for Medicare home health care services. The primary change affecting the Company was a restructuring of the reimbursement system related to Medicare certified home health care agencies. Prior to the Act, Medicare reimbursed providers on a reasonable cost basis subject to program-imposed cost per visit limitations.

Under the Act, changes in Medicare home care reimbursement were scheduled in two phases. A temporary or interim payment system ("IPS") took effect for cost reports beginning on or after October 1, 1997. Under IPS, home health care providers were reimbursed the lowest of (i) their actual costs, (ii) cost limits based on 105% of median costs of freestanding home health agencies, or (iii) an agency-specific per patient cost limit, based on 1994 costs adjusted for inflation. Under IPS, most Medicare providers were actually reimbursed under an agency-specific per patient cost limit. Effective October 1, 2001, under the prospective payment system, Medicare now reimburses providers a predetermined base payment. The payment is adjusted for the health condition and care needs of the beneficiary and is also adjusted for geographic differences in wages across the country. Medicare provides home health agencies with payments for 60-day "episodes of care."

The final phase of the Act implemented a 15% cut in Medicare reimbursement rates effective October 1, 2002.

In each of the last three fiscal years, less than five percent of the Company's net patient revenue was derived directly from Medicare, and accordingly the change to the prospective payment system has not, to date, had a material adverse impact on the Company. However, there can be no assurance that the Medicare prospective payment system will not adversely impact the Company's reimbursement rates in the future or otherwise have a material adverse effect on the Company. The Company's operations in New York are dependent upon referrals, primarily from Medicare certified home health care agencies, whose reimbursement has been adversely affected by the prospective payment system. Under the prospective payment system, there can be no assurance that the Company's future referrals will not result in reduced reimbursement rates or reduced volume of business.

Recent Acquisitions

The following acquisitions were made either directly by the Company or through one of the Company's wholly owned subsidiaries. With the exception of the Medical Resources and Accredited acquisitions described below, each of these acquisitions complemented an existing business of the Company in the geographical area in which the entity whose assets were acquired provided services. Each of the acquisitions described below was accounted for utilizing purchase accounting principles. At the time of its acquisition, the revenues of each acquired business constituted less than ten percent of the consolidated revenues of the Company.

On October 6, 2004, the Company acquired through New England certain assets of On Duty Metropolitan Connecticut, LLC, a Medicare certified and licensed home health care company engaged in providing nursing and home health care services in New Haven and Fairfield Counties, Connecticut.

On March 17, 2003, the Company acquired through New England certain assets of Professional Relief Nurses, Inc. ("PRN"), a licensed and Medicare certified home health care company in the state of Connecticut that provided nursing and home health aide services in Hartford, Litchfield, New Haven and Middlesex Counties, Connecticut.

On December 14, 2002, the Company acquired through Accredited certain assets of Mary Baker's Health Care Services, Inc. ("Mary Baker"), a licensed home health care company in the state of New Jersey that provided home health aide services in Bergen and Passaic Counties, New Jersey.

On September 3, 2002, the Company, through a then newly-formed subsidiary Medical Resources, acquired certain assets of Medical Resources Inc. and related entities ("Medical Resources"). Medical Resources provided home health aide services throughout Massachusetts.

On August 25, 2000, the Company acquired through Accredited certain assets of Health Force. Health Force's operations included the provision of home health aide and skilled nursing services in northern and central New Jersey.

On April 14, 2000, the Company acquired through New England certain assets of the Connecticut operations of U.S. HomeCare-Connecticut, a licensed and Medicare certified home health care company in the state of Connecticut.

On November 1, 1999, the Company acquired, through wholly owned subsidiaries in Connecticut, certain assets of the Optimum Entities. The assets were acquired from a court-appointed Chapter 7 Trustee, through an auction process conducted at the United States Bankruptcy Court for the District of Massachusetts. The Company is operating the acquired assets under New England and a then recently formed subsidiary, Connecticut Staffing. The Optimum Entities had been engaged in the business of providing home health care and staffing related services in Connecticut.

On October 30, 1998, the Company acquired all the outstanding common shares of Accredited. Accredited is a licensed home health care company that provides home health care services in Bergen, Hudson, Passaic, Essex, Morris, Union, Somerset and Middlesex Counties, New Jersey.

Critical Accounting Policies

The Company believes that the most critical accounting policies used in the preparation of its consolidated financial statements are those policies relating to recognizing net patient revenue, determining the value of accounts receivable, and assessing the value of goodwill and other long-lived assets.

Net Patient Revenue. The Company recognizes net patient revenue generally on the date services are provided to patients. Net patient revenue is recorded at amounts the Company expects to receive under reimbursement arrangements with third-party payers, including private insurers, private payers, subcontractors, Medicaid and Medicare. Because the Company's business depends upon third-party payers whose reimbursement rates and payment policies are complex and subject to possible change from time to time, the Company must make estimates with respect to certain amounts it records as the net realizable value of net patient revenue and accounts receivable. Because of the potential for changes in these third-party reimbursement rates and payment policies, and as a result of the complexity of certain of these policies, the estimated amounts originally recorded as net patient revenue and accounts receivable may be subject to revision as additional information becomes known.

Accounts Receivable. Accounts receivable are reduced by an allowance for possible losses that provides a reserve with respect to those accounts for which net patient revenue was recognized but with respect to which management subsequently determines that payment is not expected to be received. The Company analyzes the balances of accounts receivable to ensure that the recorded amounts properly reflect the amounts expected to be collected. This analysis involves the application of varying percentages to each accounts receivable category based on the age and the collectibility of the receivable. The result of this aging analysis provides the initial estimate of the amount of uncollectible accounts receivable. The amount ultimately recorded as the reserve is determined after management also analyzes the collectibility of specific large or problematic accounts on an individual basis, as well as the overall business climate and other factors. The Company's estimate of the percentage of uncollectible accounts may change from time to time and any such change could have a material impact on the Company's financial condition and results of operations.

Goodwill and Other Long-Lived Assets. Goodwill arising from the acquisitions of businesses is recorded as the excess of the purchase price over the estimated fair value of the net assets of the businesses acquired. Statement of Financial Accounting Standards No. 142 ("Goodwill and Other Intangible Assets") provides that goodwill is to be tested for impairment annually, or more frequently if circumstances indicate potential impairment. Consistent with this standard, the Company reviews goodwill, as well as other intangible assets and long-term assets, for impairment annually or more frequently as warranted, and if circumstances indicate that the recorded value of any such other asset is impaired, such asset is written down to its proper value. The Company currently does not believe any impairment of its goodwill or any such other asset existed at July 31, 2004. Nevertheless, future conditions or events could adversely affect the recorded value of goodwill or such other assets. If any item of goodwill or such other asset is determined to be impaired, an impairment loss would be recognized equal to the amount by which the recorded value exceeds the estimated fair market value.

Results of Operations

(% of net patient revenue)

Fiscal Year Ended July 31,	2004	2003	2002
Net patient revenue	100.0%	100.0%	100.0%
Cost of revenue	65.4	65.0	63.6
General and administrative	24.8	24.2	25.1
Allowance for possible losses	1.2	—	.1
Amortization of intangibles	.5	1.0	1.0
Total operating expenses	91.9	90.2	89.8
Income from operations	8.1	9.8	10.2
Interest income	.1	.1	.3
Income before income taxes	8.2	9.9	10.5
Provision for income taxes	3.2	4.0	4.1
Net income	5.0%	5.9%	6.4%

Certain Trends Expected to Impact Future Results of Operations

Effective May 1, 2004, the Connecticut Department of Social Services increased the Medicaid rate for certain nursing visits. The rate for a medication administration visit, defined as administration of oral, intramuscular and/or subcutaneous medication by a health care agency/professional, was increased from $52 to $56.50 for initial visits and from $26 to $28.25 for subsequent visits. The increase in these rates was made retroactive to July 1, 2003, resulting in an increase in net patient revenue of approximately $916,000 for the period from July 1, 2003 through April 30, 2004, all of which was recorded in the results of operations for the fiscal year ended July 31, 2004. The rate change will impact periods following May 1, 2004, and at current levels of operations, the Company estimates that the rate change will result in an increase in net patient revenue of approximately $1,050,000 annually. In May 2003, the rates for these nursing visits had been significantly reduced from $85 to $52 per visit. The Connecticut Department of Social Services analyzed the impact of this rate cut and as a result, effective May 1, 2004, increased the rates retroactive to July 1, 2003.

Health Acquisition Corp., d/b/a Allen Health Care Services, the Company's New York licensed home health care subsidiary, and District Council 1707, American Federation of State, County and Municipal Employees (AFSCME), concluded negotiations on an initial three-year labor contract that became effective May 1, 2004. This labor contract provides "covered" home health aides with some new benefits, consisting of an immediate wage increase, eligibility for paid time off, an increase in minimum hourly base rates, holiday premium pay and representation by the Union in procedures and personnel matters. The Company does not believe that the labor contract will have a material adverse effect on the Company's future results of operations or financial condition.

Year Ended July 31, 2004 Compared to Year Ended July 31, 2003

Net Patient Revenue. For the fiscal year ended July 31, 2004 ("fiscal 2004"), net patient revenue decreased $2,643,000, or 2.7%, to $94,592,000 from $97,235,000 for the fiscal year ended July 31, 2003 ("fiscal 2003"). This decrease was primarily attributable to (i) a decrease of $1,879,000 in net patient revenue as a result of the reduced Medicaid reimbursement rates for certain nursing visits in Connecticut that was effective May 1, 2003, (ii) a decrease of $3,428,000 as a result of fewer hours being subcontracted to the Company from other Medicare certified agencies in New York and (iii) a decrease of $1,246,000 in staffing revenue primarily as a result of the Company terminating its staffing operations in New York in December 2003 and in New Jersey in July 2004. The decline in net patient revenue was offset by an increase in net patient revenue of $3,910,000 from the Company's expansion in New Jersey and the Company attaining Medicare and Medicaid certification in Massachusetts.

Gross Profit. Gross profit margin decreased to 34.6% for fiscal 2004 from 35% for fiscal 2003. This decrease was primarily attributable to the reduced Medicaid reimbursement rates for certain nursing visits in Connecticut and, to a lesser extent, increases in direct payments to caregivers and increased workers' compensation rates.

General and Administrative. General and administrative expenses decreased $44,000, or .2%, to $23,503,000 in fiscal 2004 from $23,547,000 in fiscal 2003. This decrease is primarily attributable to the reductions in administrative personnel associated with both the downsizing of the Company's staffing operations and as a result of the Connecticut reimbursement rate reduction in certain Medicaid nursing rates. As a percentage of net patient revenue, general and administrative expenses increased to 24.8% in fiscal 2004 from 24.2% in fiscal 2003.

Allowance for Possible Losses. The Company recorded an allowance for possible losses of $1,112,000 in fiscal 2004 as compared to $300,000 in fiscal 2003. The increase in the allowance for possible losses is attributable the Company establishing allowances for accounts receivable balances from certain Medicare certified home health care agencies and other health care institutions. As many of these agencies and institutions have been experiencing financial difficulties and have not made payments in accordance with contract terms, the Company has reserved for possible future losses. The Company is closely monitoring these accounts receivable balances.

Amortization of Intangibles. Amortization of intangibles decreased $81,000, or 13.7%, to $510,000 in fiscal 2004 from $591,000 in fiscal 2003. This decrease is attributable to previous acquisitions that have now been fully amortized.

Income from Operations. As a result of the foregoing, income from operations decreased $1,924,000, or 20.2%, to $7,617,000 in fiscal 2004 from $9,541,000 in fiscal 2003.

Interest Income. Interest income remained flat at $143,000 for fiscal 2004 as compared to fiscal 2003. Although the Company has generated higher cash balances over the fiscal years, the decline in interest rates has reduced the Company's ability to maximize interest income.

Income Taxes. The Company's effective tax rate decreased to 39.2% in fiscal 2004 as compared to 40.3% in fiscal 2003. This decrease was attributable to an over accrual of taxes in fiscal 2003.

Net Income. Net income decreased $1,063,000, or 18.4%, to $4,720,000, or $.83 per diluted share, in fiscal 2004 from $5,783,000, or $1.01 per diluted share, in fiscal 2003.

Year Ended July 31, 2003 Compared to Year Ended July 31, 2002

Net Patient Revenue. For fiscal 2003, net patient revenue increased $15,063,000, or 18.3%, to $97,235,000 from $82,172,000 for the fiscal year ended July 31, 2002 ("fiscal 2002"). Of this increase, $7,739,000 was attributable to additional revenue generated by the business acquired in September 2002 from Medical Resources; $5,323,000 was attributable to additional revenue resulting from continued successful market penetration of existing markets and the Company's other acquisitions; and $2,001,000 was attributable to the expansion of the Company's operations to include the staffing of nurses and other personnel to hospitals, nursing homes and other health care facilities in New York and New Jersey.

Gross Profit. Gross profit margin decreased to 34.6% for fiscal 2004 from 36.4% for fiscal 2002. This decrease was primarily attributable to lower gross profit margins on the new staffing operations, the Connecticut reimbursement rate reduction effective May 1, 2003, and certain increases in direct payments to care givers. During fiscal 2003, the Company did not benefit by any increases in its Medicaid reimbursement rates until July 2003 (the last month of the fiscal year), when Medicaid reimbursement rates in Connecticut increased 3.3% for comprehensive skilled nursing visits and 7% for home health aide visits; these July 2003 rate increases were unrelated to the type of nursing visits for which significant rate reductions were implemented in May 2003.

General and Administrative. General and administrative expenses increased $2,880,000, or 13.9%, to $23,547,000 in fiscal 2003 from $20,667,000 in fiscal 2002. Of this increase, $2,071,000 was attributable to additional administrative personnel and occupancy costs related to the business acquired from Medical Resources; and the balance of $809,000 was attributable to the opening of an additional full-service administrative office in West Hartford, Connecticut and increases in the Company's insurance costs over fiscal 2002. As a percentage of net patient revenue, general and administrative expenses decreased to 24.2% in fiscal 2003 from 25.1% in fiscal 2002. This decrease was primarily attributable to the fact that net patient revenue increased by a greater percentage than the increase in general administrative expenses.

Allowance for Possible Losses. The Company recorded an allowance for possible losses of $300,000 in fiscal 2003 as compared to $295,000 in fiscal 2002.

Amortization of Intangibles. Amortization of intangibles increased $45,000, or 8.2%, to $591,000 in fiscal 2003 from $546,000 in fiscal 2002. This increase resulted from additional amortization attributable to the business acquisition from Medical Resources, offset by reduced amortization of intangibles from previous acquisitions that have now been fully amortized.

Income from Operations. As a result of the foregoing, income from operations increased $1,161,000, or 13.9%, to $9,541,000 in fiscal 2003 from $8,380,000 in fiscal 2002.

Interest Income. Interest income decreased $84,000, or 37%, to $143,000 in fiscal 2003 from $227,000 in fiscal 2002. This decrease was attributable to the lower cash balances of the Company, as a result of the current year acquisitions, as well as the continued decline in interest rates.

Income Taxes. The Company's effective tax rate increased to 40.3% in fiscal 2003 as compared to 38.8% in fiscal 2002. This increase was attributable to higher state income tax rates and a decrease in work opportunity tax credits in the current fiscal year.

Net Income. Net income increased $512,000, or 9.7%, to $5,783,000, or $1.01 per diluted share, in fiscal 2003 from $5,271,000, or $.91 per diluted share, in fiscal 2002. This increase and the increase in net patient revenue over the fiscal year, as well as over recent fiscal years, was attributable principally to the Company's expansion of its operations through penetrations of markets vacated by competitors and the successful integration of the Company's acquisitions over the recent fiscal years. Such increases would not be expected to continue at the same rate, if at all, in the absence of future acquisitions, as to which there can be no assurance.

Financial Condition, Liquidity and Capital Resources

Current assets increased $5,458,000 to $39,616,000 and current liabilities decreased $160,000 to $4,447,000 at July 31, 2004. These changes resulted in an increase in working capital of $5,618,000 to $35,169,000 at July 31, 2004 from $29,551,000 at July 31, 2003. Cash and cash equivalents increased $5,933,000 to $20,185,000 at July 31, 2004 from $14,252,000 at July 31, 2003. The increase in cash and working capital was primarily attributable to the net cash provided by operating activities.

Net cash provided by operating activities was $5,961,000 in fiscal 2004 as compared with $4,519,000 in fiscal 2003. The increase in cash provided by operating activities of $1,442,000, or 32.0%, is attributable to a decrease in operating assets, primarily accounts receivable, of $2,459,000, offset by a decrease in operating cash flow of $849,000 and a decrease in operating liabilities of $168,000 over fiscal 2003.

Investing activities in fiscal 2004 used cash of $383,000 as compared to $5,012,000 in fiscal 2003. The cash used in investing activities in fiscal 2004 consisted of the purchase of equipment, offset by the proceeds from sale of investments. The cash used in investing activities in fiscal 2003 consisted of the purchase of equipment and the purchase of businesses.

Financing activities in fiscal 2004 provided cash of $355,000 as compared to cash used of $596,000 in fiscal 2003. The cash provided by financing activities in fiscal 2004 consisted of the proceeds from the exercise of stock options, offset by the purchase of treasury stock. The cash used in financing activities in fiscal 2003 consisted of the purchase of treasury stock, offset by the proceeds from the exercise of stock options.

The nature of the Company's business requires weekly payments to health care personnel at the time services are rendered. The Company typically receives payment for these services in 90 to 120 days with respect to contracted and insurance business and 8 to 45 days with respect to certain governmental payers, such as Medicare and Medicaid programs. Accounts receivable turnover was 74 days in fiscal 2004, as compared to 68 days in fiscal 2003.

The Company has renewed its $7,500,000 committed revolving line of credit facility (the "credit facility") with its bank. The credit facility provides for the Company to borrow up to the lesser of $7,500,000 or 80% of eligible accounts receivable that are aged less than 120 days at the bank's prime rate or LIBOR plus 2.5%. The credit facility expires in October 2005 and requires the Company to meet certain financial covenants and ratios. The Company is required to pay .25% commitment fee on unused amounts, payable quarterly in arrears. At July 31, 2004, there was no outstanding balance under the credit facility.

In June 2004, the Board of Directors extended the Company's program to repurchase its Common Stock for an additional year. Purchases of up to $3,000,000 will be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. The buyback program will be financed out of existing cash or cash equivalents.

The Company intends to incur capital expenditures of approximately $1,000,000 during the fiscal year ending July 31, 2005 in connection with the proposed implementation of new computer software systems and hardware. The new hardware would be designed to, among other things, update certain data input capability regarding services rendered at certain locations. The Company believes that the software will provide efficiencies in data organization, retrieval and analysis, both for continuing operations and in connection with certain audits. The Company intends to fund these expenditures, acquisitions and cash dividends declared by the Board of Directors and otherwise meet its short term and long term liquidity needs from its current cash balances, cash flow from operations and its credit facility.

In the opinion of management, there will be no material impact on the financial statements of the Company from any recently issued accounting standards.

Inflation and Seasonality

The rate of inflation had no material effect on operations for fiscal 2004. The effects of inflation on personnel costs in the future could have an adverse effect on operations, as the Company may not be able to increase its charges for services rendered. The Company's business is not seasonal.

Contractual Obligations

The Company rents various office facilities through 2008 under terms of several lease agreements that include escalation clauses. At July 31, 2004, minimum annual rental commitments under noncancellable operating leases are as follows:

	Payments due by period				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating Leases	$1,722,000	$1,051,000	$656,000	$15,000	—
Total	$1,722,000	$1,051,000	$656,000	$15,000	—

Consolidated Balance Sheets

July 31,	2004	2003
ASSETS		
Current:		
Cash, (including cash equivalents of $15,964,000 and $10,645,000, respectively) (Note 7)	$20,185,000	$14,252,000
Investments	19,000	22,000
Accounts receivable, less allowance for possible losses of $1,122,000 and $622,000, respectively (Note 7)	18,084,000	18,705,000
Prepaid expenses and other	801,000	804,000
Deferred income taxes (Note 6)	527,000	375,000
Total current assets	39,616,000	34,158,000
Furniture, equipment and leasehold improvements, net (Note 1)	1,083,000	1,030,000
Goodwill (Note 2)	10,628,000	10,628,000
Other intangible assets, net (Note 3)	1,589,000	2,099,000
Deposits and other assets	570,000	395,000
Deferred income taxes (Note 6)	—	163,000
	$53,486,000	$48,473,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses (Note 4)	$ 3,322,000	$ 3,257,000
Estimated third-party payer settlements	696,000	756,000
Deferred revenue	402,000	460,000
Income taxes payable	27,000	134,000
Total current liabilities	4,447,000	4,607,000
Commitments and contingencies (Notes 9 and 10)		
Stockholders' equity (Note 8):		
Common stock, $.001 par value, shares authorized—20,000,000; issued shares—7,041,388 and 6,903,819, respectively	7,000	7,000
Additional paid-in capital	26,174,000	25,556,000
Retained earnings	26,342,000	21,622,000
	52,523,000	47,185,000
Less treasury stock (1,424,883 and 1,407,571 shares)—at cost (Note 11)	(3,484,000)	(3,319,000)
Total stockholders' equity	49,039,000	43,866,000
	$53,486,000	$48,473,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Earnings

Years ended July 31,	2004	2003	2002
Net patient revenue (Note 7)	$94,592,000	$97,235,000	$82,172,000
Operating expenses:			
Cost of revenue	61,850,000	63,256,000	52,284,000
General and administrative	23,503,000	23,547,000	20,667,000
Allowance for possible losses	1,112,000	300,000	295,000
Amortization of intangibles	510,000	591,000	546,000
Total operating expenses	86,975,000	87,694,000	73,792,000
Income from operations	7,617,000	9,541,000	8,380,000
Other income:			
Interest	143,000	143,000	227,000
Income before income taxes	7,760,000	9,684,000	8,607,000
Provision for income taxes (Note 6)	3,040,000	3,901,000	3,336,000
Net income	$ 4,720,000	$ 5,783,000	$ 5,271,000
Net income per common share:			
Basic	$ .85	$ 1.04	$ .96
Diluted	$ .83	$ 1.01	$ .91
Weighted average number of shares outstanding:			
Basic	5,541,730	5,545,953	5,516,689
Diluted	5,700,770	5,738,267	5,791,911

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock		Additional Paid-In	Retained	Treasury Stock	
	Shares	Amount	Capital	Earnings	Shares	Amount
Balance, July 31, 2001	6,491,229	$6,000	$20,306,000	$14,784,000	1,310,679	$(2,512,000)
Net income	—	—	—	5,271,000	—	—
Stock dividend declared April 25, 2002	264,211	1,000	4,216,000	(4,216,000)	—	—
Exercise of stock options	147,379	—	554,000	—	—	—
Tax benefit of stock option exercise	—	—	476,000	—	—	—
Acquisition of treasury shares	—	—	—	—	19,300	(207,000)
Balance, July 31, 2002	6,902,819	7,000	25,552,000	15,839,000	1,329,979	(2,719,000)
Net income	—	—	—	5,783,000	—	—
Exercise of stock options	1,000		4,000	—	—	—
Acquisition of treasury shares	—	—	—	—	77,592	(600,000)
Balance, July 31, 2003	6,903,819	7,000	25,556,000	21,622,000	1,407,571	(3,319,000)
Net income	—	—	—	4,720,000	—	—
Exercise of stock options	137,569	—	520,000	—	—	—
Tax benefit of stock option exercise	—	—	98,000	—	—	—
Acquisition of treasury shares	—	—	—	—	17,312	(165,000)
Balance, July 31, 2004	7,041,388	$7,000	$26,174,000	$26,342,000	1,424,883	$(3,484,000)

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended July 31,	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 4,720,000	$ 5,783,000	$ 5,271,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	847,000	884,000	813,000
Allowance for possible losses, net of write-offs	500,000	69,000	174,000
(Gain) on sale of investments	(4,000)	—	—
Deferred income taxes	11,000	272,000	—
Unrealized loss on investments	—	13,000	49,000
Tax benefit realized from the exercise of stock options	98,000	—	476,000
Changes in assets and liabilities:			
Accounts receivable	121,000	(2,392,000)	(573,000)
Prepaid expenses and other	(172,000)	(118,000)	354,000
Income taxes payable	(107,000)	368,000	(259,000)
Accounts payable and accrued expenses	65,000	(324,000)	313,000
Estimated third-party payer settlements	(60,000)	(156,000)	(178,000)
Deferred revenue	(58,000)	120,000	58,000
Net cash provided by operating activities	5,961,000	4,519,000	6,498,000
Cash flows from investing activities:			
Purchase property, plant and equipment	(390,000)	(306,000)	(185,000)
Proceeds from sale of investments	7,000	—	—
Purchase of assets of businesses	—	(4,706,000)	(335,000)
Others	—	—	(66,000)
Net cash used in investing activities	(383,000)	(5,012,000)	(586,000)
Cash flows from financing activities:			
Purchase of treasury stock	(165,000)	(600,000)	(207,000)
Proceeds from exercise of stock options	520,000	4,000	554,000
Net cash provided by (used in) financing activities	355,000	(596,000)	347,000
Net increase (decrease) in cash and cash equivalents	5,933,000	(1,089,000)	6,259,000
Cash and cash equivalents, beginning of period	14,252,000	15,341,000	9,082,000
Cash and cash equivalents, end of period	$20,185,000	$14,252,000	$15,341,000
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	$ 21,000	$ 20,000	$ 13,000
Income taxes	$ 3,037,000	$ 3,261,000	$ 3,119,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

Summary of Accounting Policies

Business

National Home Health Care Corp. and Subsidiaries (the "Company") is a provider of home health care services, including nursing care, personal care, supplemental staffing and other specialized health services in the northeastern part of the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of National Home Health Care Corp. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Revenue Recognition and Allowance for Possible Losses

Net patient revenues are recorded at estimated net realizable amounts from patients, third-party payers and others for services rendered and includes estimated retroactive revenue adjustments relating to future audits, reviews and investigations. Estimated adjustments are recorded as reviews are completed. An allowance for possible losses is recorded based upon management's evaluation of current industry conditions, historical collection experience and other relevant factors which, in the opinion of management, require recognition in estimating the allowance.

Under Medicaid, Medicare and other reimbursement programs, the Company is reimbursed for services rendered to covered program patients as determined by reimbursement formulas and regulations. To date, the Company has not had any material adjustments to previously recorded amounts. Laws and regulations governing these programs are complex and subject to interpretation. As a result, it is possible that recorded estimates will change.

The Company is reimbursed by Medicare based on episodes of care. An episode of care is defined as a length of care up to sixty days with multiple continuous episodes allowed. Deferred revenue represents the unearned cash received from an episode of care.

Approximately 48%, 47% and 50% of net patient revenue for the fiscal years ended July 31, 2004, 2003 and 2002, respectively, were derived under federal and state third-party reimbursement programs.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is being provided on the straight-line method over the estimated useful lives of the assets (generally five to ten years). Amortization of leasehold improvements is being provided on the straight-line method over the various lease terms or estimated useful lives, if shorter.

Goodwill

In August 2001, the Company adopted SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. It also requires, upon adoption of SFAS No. 142, that the Company reclassify, if necessary, the carrying amounts of intangible assets and goodwill based on the criteria of SFAS No. 141.

SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets and cease amortization of intangible assets with an indefinite useful life. No adjustments for impairment losses were required.

The Company's previous business combinations were accounted for by using the purchase method and, as of

Summary of Accounting Policies
(continued)

August 2001, the net carrying amount of goodwill from prior purchase transactions was approximately $7.2 million. Annual amortization of this amount ceased effective August 1, 2001.

Net Income Per Common Share

Basic net income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of stock options.

The reconciliation for the years ended July 31, 2004, 2003 and 2002 are as follows:

Years ended July 31,	2004	2003	2002
	Shares	Shares	Shares
Average number of shares outstanding......................	5,541,730	5,545,953	5,516,689
Effect of dilutive securities—common stock options.....	159,040	192,314	275,222
Diluted shares outstanding...	5,700,770	5,738,267	5,791,911

The number of options that were anti-dilutive and excluded from the computation for the year ended July 31, 2004 was 168,000 and 183,750 for the years ended July 31, 2003 and 2002.

Fair Value of Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of the financial instruments.

Estimated Third-Party Payer Settlement

The amount represents overpayments from certain third-party payers. The Company anticipates that the third-party payer will recoup these funds in subsequent periods.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates relate primarily to third-party payer settlements and valuation reserves for accounts receivable.

Workers' Compensation

The Company self-insures up to specified limits certain risks related to workers' compensation liability. The estimated costs of existing and expected future claims under the insurance program are accrued based upon historical loss trends and may be subsequently revised based on developments relating to such claims.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The effect on deferred tax assets and liabilities of changes in tax rates will be recognized as income or expense in the period that includes the enactment date. The Company files a consolidated federal income tax return with its subsidiaries.

Long-Lived Assets

Long-lived assets, such as intangible assets, furniture, equipment and leasehold improvements, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Stock-Based Compensation

As of July 31, 2004, the Company has a stock-based employee compensation plan, which is described in Note 8. As allowed by SFAS No. 148, the Company has elected not to use one of the alternative methods of transition available for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

All stock options have been granted to employees and non-employees at exercise prices equal to or in excess of the market value on the date of the grant.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plan by recording as compensation expense the excess of the fair market value of the underlying common stock over the exercise price per share as of the date of grant. Because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation was recognized.

SFAS No. 123 requires the Company to provide pro forma information regarding net income and net income per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants since 1992:

Years ended July 31,	2004	2003	2002
Assumptions			
Dividend yield	—	—	0.00%
Volatility	—	—	66.00%
Risk free interest rate	—	—	5.04%
Expected lives	—	—	10 years

Under the accounting provisions of FASB Statement No. 123, the Company's net income and net income per share would have been adjusted to the pro forma amounts indicated below:

Years ended July 31,	2004	2003	2002
Pro forma results			
Net income:			
As reported	$4,720,000	$5,783,000	$5,271,000
Pro forma	(a)	(a)	5,050,000
Income per common share—basic:			
As reported	.85	1.04	0.96
Pro forma	(a)	(a)	0.92
Income per common share—diluted:			
As reported	.83	1.01	0.91
Pro forma	(a)	(a)	0.87

(a) No pro forma since options were not granted.

Segments

The Company's management considers its business to be a single segment—Home Healthcare Services. Home Healthcare Services net patient revenue is provided by health care personnel, and the Company's customers are similar for all sources of net patient revenue. Management evaluates its operating results on an integrated basis.

Reclassifications

Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liability, and non-controlling interests and results of operations and a VIE need to be included in a Company's consolidated financial statements. A company that holds variable interest in an entity will need to consolidate the entity if the Company interest in the VIE is such that the Company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. Interpretation No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. The adoption of this interpretation did not have a material effect on the Company's consolidated financial statements.

Notes

to Consolidated Financial Statements

1. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost and are summarized as follows:

July 31,	2004	2003
Furniture and equipment	$ 2,715,000	$ 2,369,000
Leasehold improvements	470,000	426,000
	3,185,000	2,795,000
Less accumulated depreciation and amortization	2,102,000	1,765,000
	$ 1,083,000	$ 1,030,000

Depreciation expense in 2004, 2003 and 2002 was $337,000, $292,000 and $267,000, respectively.

2. Goodwill

Changes in goodwill are as follows:

July 31,	2004	2003
Balance, beginning of year	$10,628,000	$ 7,366,000
Additions	—	3,262,000
Balance, end of year	$10,628,000	$10,628,000

3. Other Intangible Assets

Other intangible assets are as follows:

July 31,	2004	2003
Gross carrying amount:		
Covenants not to compete	$ 1,375,000	$ 1,375,000
Patient and other files	2,796,000	2,796,000
Contracts	1,234,000	1,234,000
	5,405,000	5,405,000
Accumulated amortization:		
Covenants not to compete	1,248,000	1,168,000
Patient and other files	2,331,000	2,026,000
Contracts	237,000	112,000
	3,816,000	3,306,000
Balance, end of year	$ 1,589,000	$ 2,099,000

The aggregate amortization expense for the years ended July 31, 2004, 2003 and 2002 was $510,000, $592,000 and $546,000, respectively.

Estimated amortization expense is as follows:

Years ending July 31,	
2005	$ 488,000
2006	242,000
2007	199,000
2008	155,000
2009	123,000
	$1,207,000

The remaining weighted average amortization period is as follows:

Year ended July 31,	2004
Covenants not to compete	2.20 years
Patient and other files	2.55 years
Contracts	8.91 years
	2.33 years

Other intangible assets are being amortized using the straight-line method over a period of three to ten years.

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are as follows:

July 31,	2004	2003
Trade accounts payable	$ 174,000	$ 299,000
Accrued employee compensation and benefits	2,644,000	2,432,000
Other	504,000	526,000
	$3,322,000	$3,257,000

5. Acquisitions

On September 3, 2002, the Company acquired certain assets of Medical Resources, Inc. and related entities for $2,623,000 in cash, including acquisition costs of $73,000. The assets purchased consisted of contracts of $1,235,000, furniture and equipment of $50,000 and goodwill of $1,338,000.

On December 14, 2002, the Company acquired certain assets of Mary Baker's Health Care Services, Inc. for $434,000 in cash, including acquisition costs of $14,000. The assets purchased consisted of furniture and equipment of $20,000 and goodwill of $414,000.

On March 17, 2003, the Company acquired certain assets of Professional Relief Nurses, Inc. for $1,248,000 in cash, including acquisition costs of $98,000. The assets purchased consisted of furniture and equipment of $89,000 and goodwill of $1,159,000.

The above acquisitions have been recorded using the purchase method of accounting. Accordingly, the results of these operations have been included in the accompanying consolidated financial statements since the dates of acquisition.

The effects of the above acquisitions on the consolidated results of operations were not significant.

6. Income Taxes

The provision for income taxes is summarized as follows:

Years ended July 31,	2004	2003	2002
Current:			
Federal	$2,205,000	$2,805,000	$2,500,000
State	824,000	824,000	836,000
	3,029,000	3,629,000	3,336,000
Deferred	11,000	272,000	—
	$3,040,000	$3,901,000	$3,336,000

The deferred tax asset consists of the following:

July 31,	2004	2003
Current:		
Accrued liabilities and reserves	$527,000	$375,000
Long-term:		
Amortization of intangible assets	—	163,000
	$527,000	$538,000

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

Years ended July 31,	2004	2003	2002
Statutory rate	34%	34%	34%
State and local taxes (net of federal tax effect)	7	6	6
Federal tax credit	(1)	(1)	(1)
Other	(1)	1	—
Effective rate	39%	40%	39%

7. Concentrations of Credit Risk and Major Customers

The Company's business is with customers who are in the healthcare industry or with governmental agencies.

The Company provides temporary health care personnel to in-home patients and facilities in the New York City metropolitan area, Connecticut, New Jersey and Massachusetts. Credit losses relating to customers historically have been minimal and within management's expectations.

At July 31, 2004, the Company maintained approximately 35% of its cash and cash equivalents with one financial institution.

Under certain federal and state third-party reimbursement programs, the Company received net patient revenue of approximately $45,159,000, $45,565,000 and $41,253,000 for the years ended July 31, 2004, 2003 and 2002, respectively. At July 31, 2004 and 2003, the Company had aggregate outstanding receivables from federal and state agencies of $4,852,000 and $4,048,000, respectively.

8. Stock Options

In 1992, the Company adopted an Employee Stock Option Plan (the "Plan") designed to provide incentives to key employees (including directors and officers who are key employees) and to non-employee directors of the Company. The Plan authorizes the granting of both incentive and non-qualified stock options to purchase up to 500,000 shares of the Company's common stock. As of August 1, 2003 and July 31, 2004, 318,139 shares, of the Company's common stock have been reserved for future issuance upon the exercise of options designated at either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended, or (ii) nonqualified options. The Plan expired in July of 2002. Options granted under the Plan expire not more than ten years from the date of grant and vest immediately.

In 1999, the Company adopted a second Employee Stock Plan (the "1999 Plan"). The 1999 Plan was adopted in anticipation of expiration of the Plan. The 1999 Plan was also designed to provide incentives to key employees (including directors and officers who are key employees) and to non-employee directors of the Company. The Plan authorizes the granting of both incentive and non-qualified stock options to purchase up to 551,250 shares of the Company's common stock. As of July 31, 2004, 392,311 shares of the Company's common stock have been reserved for future issuance. The provisions of the 1999 Plan are consistent with the Plan. Unless sooner terminated, the 1999 Plan will expire in October 2009. Options granted under the 1999 Plan expire not more than ten years from the date of grant and vest immediately.

A summary of the status of the Company's stock option plan as of July 31, 2004, 2003 and 2002 and changes for the years ending on those dates is presented below:

	Number of Shares	Expiration Date	Weighted Average Exercise Price
Options outstanding at July 31, 2001	507,966	2004–2009	$ 3.85
Options exercised	(153,445)	—	3.61
Options forfeited	(5,513)	—	3.65
Options granted	183,750	2004–2011	13.31
Options outstanding at July 31, 2002	532,758	—	7.43
Options exercised	(1,000)	2009	3.84
Options outstanding at July 31, 2003	531,758	2004–2011	7.23
Options exercised	(137,569)	2004–2009	3.77
Options forfeited	(15,750)	2011	13.58
Options outstanding at July 31, 2004	378,439	2004–2011	$ 8.51

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Price	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.66	11,024	4.25 years	$ 3.66	11,024	$ 3.66
$ 3.84– 4.22	155,315	4.91 years	$ 4.04	155,315	$ 4.04
$ 4.34	44,100	2.42 years	$ 4.34	44,100	$ 4.34
$13.58–14.94	168,000	4.83 years	$14.05	168,000	$14.05

The Plan options are exercisable at various prices, none of which were in excess of 110% of the fair market value of the Company's common stock at the date of grant.

Data summarizing year-end options exercisable and weighted average fair value of options granted during the years ended July 31, 2004, 2003 and 2002 is shown below:

Options Exercisable	2004	2003	2002
Options exercisable at year end	378,439	531,758	532,758
Weighted average exercise price	$8.51	$7.23	$7.43
Weighted average fair value of options granted during the year	—	—	9.61
Weighted average remaining contractual life	5.07 years	6.07 years	7.07 years

9. Commitments, Contingencies and Other Matters

Employee Savings and Stock Investment Plan Effective January 1, 1999, the Company amended and restated its Employee Savings and Stock Investment Plan organized under Section 401(k) of the Internal Revenue Code. Under the amended plan, employees may contribute up to 15% of their salary, limited to the maximum amount allowable under federal tax regulations. The Company will match 100% of the first 3% of employees' contributions and 50% of the next 2% of employees' contributions, provided that the matching contributions on behalf of any employee does not exceed 4% of employees' compensation. The Company may also make additional contributions at its discretion. An employee may invest in Company stock and several mutual funds. The Company's matching contributions for the years ended July 31, 2004, 2003 and 2002 were $676,000, $653,000, and $617,000, respectively.

Employment Agreements The Company has employment agreements with four officers, which expire through October 31, 2006. The aggregate commitment for future salary, excluding bonuses, is $1,840,000. One agreement also provides for increases based on increases in the consumer price index and additional annual compensation based on 4% of pre-tax income, as defined, in excess of $3,000,000. Two other agreements provide for additional compensation based on 4% and 1% of income from operations, as defined, in excess of $3,300,000. In addition, these two agreements provide for annual reviews and adjustments of the respective base salaries.

Leases The Company rents various office facilities through 2008 under the terms of several lease agreements that include escalation clauses.

At July 31, 2004, minimum annual rental commitments under noncancellable operating leases are as follows:

Years ending July 31,	
2005	$1,051,000
2006	409,000
2007	174,000
2008	73,000
2009	15,000
	$1,722,000

Rent expense for the years ended July 31, 2004, 2003 and 2002 was approximately $1,187,000, $1,110,000, and $853,000, respectively.

One lease agreement is with a company controlled by the Company's Chairman of the Board. Net rent expense under such lease agreement approximates $213,000 per year.

Litigation The Company and certain of its officers and directors have been named as defendants in a consolidated class action brought on behalf of certain shareholders of SunStar Healthcare, Inc. ("SunStar"). The lawsuit asserts alleged acts or omissions, which resulted in misrepresentations or omissions of material information concerning the financial condition of SunStar. In February 2001, the Court dismissed the complaint and granted the plaintiffs leave to amend. In addition, the lawsuit alleges that the Company and certain directors exercised control over SunStar. In October 2001, the Court granted the defendants' motion to dismiss the complaint with prejudice. Plaintiffs did not appeal this decision.

In a related action, the director defendants are named in a case brought by the Department of Insurance of the State of Florida. The allegations in this action are similar to those alleged in the class action lawsuit, which was subsequently dismissed. Although the Company is not named in this action, the Company intends to indemnify the director defendants to the fullest extent permitted under its bylaws. On May 7, 2002, the Court granted the director defendants' motion to dismiss and granted the plaintiff leave to serve a further amended complaint. On July 24, 2001, the plaintiff served an amended complaint. On September 24, 2001 the director defendants filed a motion to dismiss the amended complaint. In September 2002, the director defendants (and certain other defendants) entered into a settlement agreement with the plaintiff to resolve this action. The settlement payments were made in March 2004. Because the amount of payments had been previously reserved, the payments had no impact on the Company's July 31, 2004 consolidated statement of earnings.

In October 2003, the Company's Connecticut Home Care subsidiary received a subpoena from the United States Attorney's Office in New Haven, Connecticut. The subpoena seeks production of documents in connection with an investigation into possible violations of certain federal health care laws. The records sought by the subpoena relate to the subsidiary's psychiatric nurses.

Credit Facility The Company has a $7,500,000 committed revolving line of credit facility (the "credit facility") with its bank. The credit facility allows for the Company to borrow up to the lesser of $7,500,000 or 80% of eligible accounts receivable at the bank's prime rate or LIBOR plus 2.5%. The credit facility expires on October 23, 2005 and requires the Company to meet certain financial covenants and ratios. The Company is required to pay a .25% commitment fee on unused amounts. At July 31, 2004 and 2003 there was no outstanding balance under the credit facility.

10. Stock Dividends

The Board announced on April 25, 2002 the declaration of a 5% stock dividend payable May 17, 2002 to shareholders of record on May 10, 2002. The Board also announced on March 13, 2001 the declaration of a 5% stock dividend payable on March 23, 2001 to shareholders of record on March 16, 2001. The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been restated to reflect the effects of the stock dividends.

11. Treasury Stock

In April 2003, the Board of Directors increased its annual program to repurchase its Common Stock from $1,000,000 to $3,000,000. Purchases would be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions.

12. Summarized Quarterly Data (unaudited)

Presented below is a summary of the unaudited consolidated quarterly financial information for the years ended July 31, 2004 and 2003 (in thousands, except per share data):

	2004			
Quarter	First	Second	Third	Fourth
Net patient revenue	$24,414	$22,869	$23,739 (a)	$23,570 (a)
Cost of revenue	16,419	15,105	15,163	15,163
General and administrative expenses	5,887	5,786	5,895	5,935
Amortization of intangibles	127	128	128	127
Allowance for possible losses	105	55	680 (b)	272
Total operating expenses	22,538	21,074	21,866	21,497
Income from operations	1,876	1,795	1,873	2,073
Interest income	25	31	43	44
Income before income taxes	1,901	1,826	1,916	2,117
Provision for income taxes	746	693	703	898
Net income	$ 1,155	$ 1,133	$ 1,213	$ 1,219
Net income per common share:				
Basic	$ .21	$ .21	$ .22	$ .22
Diluted	$ .20	$ .20	$ .21	$ .21

(a) Includes $790,000 and $126,000 retroactive rate adjustment in the third and fourth quarters, respectively.

(b) Includes $600,000 of additional provision for possible losses.

Quarter	2003 First	Second	Third	Fourth
Net patient revenue	$22,939	$24,643	$25,120	$24,533
Cost of revenue	14,740	15,956	16,374	16,186
General and administrative expenses	5,603	5,982	6,020	5,942
Amortization of intangibles	140	151	150	150
Allowance for possible losses	50	50	75	125
Total operating expenses	20,533	22,139	22,619	22,403
Income from operations	2,406	2,504	2,501	2,130
Interest income	55	35	31	22
Income before income taxes	2,461	2,539	2,532	2,152
Provision for income taxes	987	1,065	1,038	811
Net income	$ 1,474	$ 1,474	$ 1,494	$ 1,341
Net income per common share:				
Basic	$ .26	$ .26	$ .27	$ .24
Diluted	$ .26	$ .26	$ .26	$ .24

13. Subsequent Events

On October 6, 2004, the Company, through a wholly owned subsidiary acquired certain assets of On Duty Metropolitan Connecticut, LLC ("On Duty"). On Duty provides home health care services in Connecticut. The purchase price of $1,079,000, including acquisition costs of $104,000 was financed using internal funds. The acquisition was accounted for as a purchase.

On October 12, 2004, the Company's Board of Directors declared a cash dividend of $.075 per share on its common stock, payable on November 5, 2004 to holders of record of its outstanding common stock on October 22, 2004.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
National Home Health Care Corp.
Scarsdale, New York

We have audited the accompanying consolidated balance sheets of National Home Health Care Corp. and Subsidiaries as of July 31, 2004 and 2003 and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for the years ended July 31, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Home Health Care Corp. and Subsidiaries at July 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended July 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

BDO Seidman, LLP
Valhalla, New York
October 20, 2004

corporate directory

Board of Directors

Frederick H. Fialkow
Chairman of the Board
National Home Health Care Corp.

Steven Fialkow
President, Chief Executive Officer and Secretary
National Home Health Care Corp.

Ira Greifer, M.D.
Professor of Pediatrics
Albert Einstein College of Medicine/
Montefiore Medical Center
President, Kidney and Urology Foundation of America

Bernard Levine, M.D.
Private Investor

Robert C. Pordy, M.D.
Vice President, Medical Science
Hoffmann-La Roche Inc.

Harold Shulman, CPA, JD
Chairman
Shulman, Cohen, Furst & Co. P.C.

Corporate Officers

Frederick H. Fialkow
Chairman of the Board

Steven Fialkow
President, Chief Executive Officer and Secretary

Robert P. Heller, CPA
Vice President of Finance and Chief Financial Officer

Officer of Health Acquisition Corp. d/b/a Allen Health Care Services

Paul Copper
President and Chief Operating Officer

Officer of New England Home Care, Inc.

Kimberly Nystrom, RN, BSN, JD
President and Chief Operating Officer

Officer of Connecticut Staffing Works Corp.

Kimberly Nystrom, RN, BSN, JD
President and Chief Operating Officer

Officer of Accredited Health Services, Inc.

Melissa Eschert
President and Chief Operating Officer

Officer of Medical Resources Home Health Corp.

Carolyn McCarthy, RN, BSN, MPA/HA
President and Chief Operating Officer

Auditors

BDO Seidman, LLP
115 Stevens Avenue
Valhalla, New York 10595

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10007

Counsel

Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

Form 10-K

Copies of the Form 10-K including exhibits filed with the Securities and Exchange Commission are available to stockholders free of charge on request from:

National Home Health Care Corp.
700 White Plains Road, Suite 275
Scarsdale, New York 10583
www.nhhc.net

Designed by Curran & Connors, Inc. / www.curran-connors.com

NATIONAL HOME HEALTH CARE CORP.
700 White Plains Road, Suite 275, Scarsdale, New York 10583
Phone: (914) 722-9000 Fax: (914) 722-9239
Website: www.nhhc.net